Exhibit 3.7

Amendment to Bylaws

Of

Hour Loop, Inc.

a Delaware corporation

Adopted November 22, 2021

The Bylaws of Hour Loop, Inc. (the “Corporation”) are hereby amended as follows:

The second sentence of Section 7.4 of the Bylaws is hereby amended and restated in its entirety to provide as follows:

If any action is brought by any party against another party, relating to or arising out of these Bylaws, or the enforcement hereof, the prevailing party shall be entitled to recover from the other party reasonable attorneys’ fees, costs and expenses incurred in connection with the prosecution or defense of such action, provided that the provisions of this sentence shall not apply with respect to “internal corporate claims” as defined in Section 109(b) of the DGCL.

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